                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         EOTT ENERGY PARTNERS, L.P.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON UNITS
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 294103 10 6
              ------------------------------------------------
                               (CUSIP Number)

                              Peggy B. Menchaca
                                Enron Corp.,
            1400 Smith Street, Houston, TX 77002, (713) 853-6424
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 3, 1996
              ------------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))





                               Page 1 of 5 Pages

 CUSIP NO.294103 10 6                                                                   Page   2   of   5   Pages
                                                                                             -----    -----
                                                         SCHEDULE
                                                           13D
------------------------------------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Enron Corp.  I.R.S. No.: 47-0255140
------------------------------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)   [  ]

                                                                                                      (b)   [  ]

         N/A
------------------------------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*

         WC
------------------------------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]


------------------------------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF      7       SOLE VOTING POWER

      SHARES                2,126,811 Common Units of EOTT Energy Partners, L.P.
                    ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY     8       SHARED VOTING POWER

     OWNED BY               -0-
                    ----------------------------------------------------------------------------------------------------------------
       EACH         9       SOLE DISPOSITIVE POWER

     REPORTING              2,126,811 Common Units of EOTT Energy Partners, L.P.
                    ----------------------------------------------------------------------------------------------------------------
      PERSON        10      SHARED DISPOSITIVE POWER

       WITH                 -0-
------------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 7 above.
------------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [  ]


          N/A
------------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.0% of EOTT Energy Partners, L.P.'s outstanding Common Units.
------------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                               Page 2 of 5 Pages

Item 1.  Security and Issuer:

         This statement relates to the common limited partner interests (the "Common Units") of EOTT Energy Partners, L.P., a Delaware limited partnership ("EOTT"), whose principal executive offices are located at 1330 Post Oak Blvd., Houston, Texas 77056.

Item 2.  Identity and Background:

         This statement is being filed by Enron Corp., a Delaware corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. Enron is referred to herein as the "Reporting Entity." The address of the principal business office of Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron or any person listed on
Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

         Neither of the Reporting Entity, nor, to its knowledge, any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         On January 3, 1996, Enron purchased 1,830,011 Common Units of EOTT. The Common Units were issued by EOTT and sold to Enron for $29,771,991.46 in cash in a private placement. Enron used a portion of its working capital to provide funds for such purchase.





                               Page 3 of 5 Pages

Item 4.  Purpose of Transaction:

         The proceeds of such issuance and sale, together with additional borrowings of approximately $23.6 million from Enron and capital contributions of approximately $600,000 by the general partner, were used by EOTT to repay $54 million of short-term bank debt incurred in connection with the purchase of assets from Amerada Hess Corporation. The 1,830,011 Common Units were acquired by Enron for investment purposes. Enron intends to review its investment in the Common Units on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Units, subsequent developments affecting EOTT, EOTT's business and prospects, other investment and business opportunities available to Enron, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in EOTT.

         Other than the transactions described herein, neither the Reporting Entity nor, to its knowledge, any of the persons named in Schedule I hereto has effected any transactions in shares of Common Units of EOTT during the preceding sixty days.

         Pursuant to an Ancillary Agreement entered into effective March 24, 1994 (the "Ancillary Agreement"), the Reporting Entity has an obligation to purchase additional limited partner interests in EOTT ("APIs") in certain events. APIs are not entitled to cash distributions, allocations of taxable income or loss (except under limited circumstances) or voting rights.

Item 5.  Interest in Securities of the Issuer:

         Enron beneficially owns and has the sole power to vote and dispose of 2,126,811 Common Units (18.0% of EOTT's outstanding Common Units).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         The 1,830,011 Common Units acquired by Enron on January 3, 1996 were acquired in a private placement and are restricted securities. Certain registration rights granted by EOTT and to which Enron is entitled are set forth in Section 6.13 of the Amended and Restated Agreement of Limited Partnership of EOTT dated March 24, 1994, a copy of which has been filed as an exhibit to this Schedule 13D. The general partner of EOTT is an indirect wholly owned subsidiary of Enron, and Enron may be deemed to own beneficially the general partner interest and the 7,000,000 subordinated limited partner
interests owned by the general partner.   In addition, pursuant to the
Ancillary Agreement Enron has agreed to provide certain distribution support to EOTT through the purchase of APIs. The Ancillary Agreement also provides for the participation by employees of the general partner in certain Enron employee benefit plans and for certain indemnification arrangements between Enron and EOTT. Enron also provides certain administrative and support services to EOTT pursuant to a Corporate Services Agreement. Certain Enron subsidiaries are parties to agreements with EOTT relating to the gathering and purchase of crude oil and the collection and purchase of pipeline condensate. Enron also provides credit facilities to EOTT.





                               Page 4 of 5 Pages

Item 7.  Material to be Filed as Exhibits:

         Exhibit A:       Registration rights provisions in Section 6.13 of
Amended and Restated Agreement of Limited Partnership of EOTT Energy Partners, L.P.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 12, 1996           ENRON CORP.



                                 By:     /s/ Kurt S. Huneke
                                    --------------------------------------------
                                 Name:   Kurt S. Huneke
                                      ------------------------------------------
                                 Title:  Vice President, Finance and Treasurer
                                       -----------------------------------------






                               Page 5 of 5 Pages

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address                Citizenship        Position and Occupation
-------------------------                -----------        -----------------------
Robert A. Belfer                            U.S.A.          Director
767 Fifth Avenue, 46th Fl.                                  Former President and Chairman,
New York, NY 10153                                          Belco Petroleum Corporation

Norman P. Blake, Jr.                        U.S.A.          Director
USF&G Corporation                                           Chairman, United States Fidelity and
100 Light St., 35th Fl.                                     Guaranty Company
Baltimore, MD 21202

John H. Duncan                              U.S.A.          Director
5851 San Felipe, Suite 850                                  Former Chairman of the Executive
Houston, TX 77057                                           Committee of Gulf & Western Industries,
                                                            Inc.

Joe H. Foy                                  U.S.A.          Director
2900 South Tower                                            Retired Senior Partner,
Pennzoil Place                                              Bracewell & Patterson
Houston, TX 77002

Wendy L. Gramm                              U.S.A.          Director
P.O. Box 39134                                              Former Chairman, U.S. Commodity
Washington, D.C. 20016                                      Futures Trading Commission

Robert K. Jaedicke                          U.S.A.          Director
Graduate School of                                          Former Dean, Graduate School of
  Business                                                  Business, Stanford University
Stanford University
Stanford, CA 94305

Charles A. Lemaistre                        U.S.A.          Director
The University of Texas                                     President, University of Texas M.D. Anderson
M.D. Anderson Cancer Ctr.                                   Cancer Center
1515 Holcombe
Houston, TX 77030

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address                Citizenship        Position and Occupation
-------------------------                -----------        -----------------------
(continued)
John A. Urquhart                            U.S.A.          Director
John A. Urquhart Assoc.                                     Vice Chairman, Enron Corp., President,
111 Beach Road                                              John A. Urquhart Associates, and Former
Fairfield, CT 06430                                         Senior Vice President of Industrial and
                                                            Power Systems, General Electric Company

John Wakeman                                 U.K.           Director
No. 10 ST.                                                  Former U.K. Secretary of State for Energy and
Swithin's Lane                                              Leader of the House of Lords
London, EC4P 4DU

Charls E. Walker                            U.S.A.          Director
Walker/Free Associates,                                     Chairman, Walker/Free Associates, Inc.,
Suite 200                                                   and Former Deputy Secretary of the
1730 Pennsylvania Ave. NW                                   Treasury
Washington, D.C. 20006

Herbert S. Winokur, Jr.                     U.S.A.          Director
Winokur & Associates, Inc.                                  President, Winokur & Associates, Inc., and Former
72 Cummings Point Road                                      Senior Executive Vice President, Penn Central
Stamford, CT 06902                                          Corporation



1400 Smith Street
Houston, Texas 77002

   Kenneth L. Lay                           U.S.A.          Director, Chairman and Chief Executive Officer


   Richard D. Kinder                        U.S.A.          Director, President and Chief Operating Officer


   Edmund P. Segner, III                    U.S.A.          Executive Vice President and Chief of Staff


   James V. Derrick, Jr.                    U.S.A.          Senior Vice President and General Counsel

Name and Business Address                Citizenship        Position and Occupation
-------------------------                -----------        -----------------------
(continued)
   Jack I. Tompkins                         U.S.A.          Senior Vice President, Chief Information,
                                                            Administrative and Accounting Officer

   Robert J. Hermann                        U.S.A.          Vice President, Tax

   Kurt S. Huneke                           U.S.A.          Vice President, Finance and Treasurer

   Robert H. Butts                          U.S.A.          Vice President and Controller

   Thomas E. White                          U.S.A.          Chairman and Chief Executive Officer, Enron
                                                            Operations Corp.

   Jeffrey K. Skilling                      U.S.A.          Chairman, Chief Executive Officer and Managing
                                                            Director, Enron Capital & Trade Resources Corp.


   Rodney L. Gray                           U.S.A.          Chairman and Chief Executive Officer, Enron
                                                            International

                                   EXHIBIT A

         6.13 REGISTRATION RIGHTS OF EOTT AND ITS AFFILIATES. (a) If (i) EOTT or any Affiliate (including, without limitation, for purposes of this Section 6.13, any Person that is an Affiliate at the date hereof notwithstanding that it may later cease to be an Affiliate) holds Units or other Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Units (the ``HOLDER'') to dispose of the number of Units or other securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of EOTT or any of its Affiliates, the Partnership shall file with the Securities and Exchange Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not more than six months following its effective date, a registration statement under the Securities Act registering the offering and sale of the number of Units or other securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 6.13(a); and provided further, that if the General Partner or, if at the time a request pursuant to this Section 6.13 is submitted to the Partnership, EOTT or its Affiliate requesting registration is an Affiliate of the General Partner, the Audit Committee in connection with Special Approval determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction, and (y) such documents as may be necessary to apply for listing or to list the securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Units in such states. Except as set forth in Section 6.13(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

         (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 6.13(b) shall be an underwritten offering, then, in the event that the managing underwriter of such offering advises the Partnership and the Holder in writing that in its opinion the inclusion of all or some of the Holder's securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter, will not so adversely and materially affect the offering. Except as set forth in Section 6.13(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

         (c) If underwriters are engaged in connection with any registration referred to in this Section 6.13, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 6.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, ``INDEMNIFIED PERSONS'') against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including, without limitation, interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 6.13(c) as a ``CLAIM'' and in the plural as ``CLAIMS''), based upon, arising out of, or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Units were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

         (d) The provisions of Sections 6.13(a) and 6.13(b) shall continue to be applicable with respect to EOTT (and any of EOTT's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Units or other securities of the Partnership with respect to which it has requested during such two-year period that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same securities for which registration was demanded during such two-year period. The provisions of Section 6.13(c) shall continue in effect thereafter.

         (e) Any request to register Partnership Securities pursuant to this Section 6.13 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.